Exhibit 99.1

Scorpio Tankers Announces Repurchases of Its Common Shares and Its Convertible Notes, and the Exercise of Purchase Options on Six Leased Vessels

MONACO, July 07, 2022 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced that the Company has repurchased its common shares and convertible notes due 2025, and the Company has given notice to exercise its purchase options on six leased vessels.

Repurchase of Common Shares

Scorpio Tankers has recently repurchased 364,474 of its common shares in the open market at an average price of $29.17 per share.

Repurchase of Convertible Notes Due 2025

The Company has recently repurchased $1.5 million in aggregate principal amount of its Convertible Notes due 2025 in the open market.

Securities Repurchase Program

As of the date of this press release, the Company has $223.4 million available under its Securities Repurchase Program.

The Company’s securities include its common shares, Senior Notes due 2025 (NYSE:SBBA), and Convertible Notes due 2025.

Exercise of Purchase Option on Six Leased Vessels

The Company has given notice to exercise its purchase options on six 2014 built MR product tankers (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina). These vessels were sold and leased back by the Company in August 2018. The leases bear interest at LIBOR plus a margin of 3.50% per annum. The purchase, which is expected to occur in August 2022, will result in a debt reduction of $95.0 million for the Company.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 115 product tankers (40 LR2 tankers, 61 MR tankers and 14 Handymax tankers) with an average age of 6.5 years. The Company has agreed to sell one LR2 tanker and one MR tanker. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com